蘇利文・克倫威爾美國法律事務所
SULLIVAN & CROMWELL
AMERICAN LAWYERS

TELEPHONE: 852-2826-8688
FACSIMILE: 852-2522-2280
WWW.SULLCROM.COM

ROBERT G. DELAMATER
CHUN WEI
RESIDENT PARTNERS
ADMITTED IN NEW YORK

28th Floor
Nine Queen's Road Central
Hong Kong

BEIJING • TOKYO
MELBOURNE • SYDNEY
FRANKFURT • LONDON • PARIS
LOS ANGELES • NEW YORK • PALO ALTO • WASHINGTON, D.C.


02002913

February 1, 2002

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

On behalf of Tsingtao Brewery Company Limited (the "Company"), a joint stock limited company established under the laws of the People's Republic of China, enclosed is a copy of the document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the

Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions in connection with this matter, please contact the undersigned at Sullivan & Cromwell's Hong Kong office (telephone: 852-2826-8692; facsimile: 852-2522-2280).

Very truly yours,



X. Greg Liu

(Enclosures)

cc: Michael G. Hyatte
(Division of Corporation Finance,
Securities and Exchange Commission)

Xiaohang Sun
(Tsingtao Brewery)

Chun Wei
(Sullivan & Cromwell)

File No. 82-4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Document Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

February 1, 2002

A. Announcement in relation to the profit forecast for the year ended December 31, 2001, dated January 30, 2002.

File No. 82-4021

Document A



TSINGTAO BREWERY COMPANY LIMITED

(the "Company")

(a Sino-foreign joint stock limited company established in the People's Republic of China)

ANNOUNCEMENT

Summary

Based on unaudited financial data now available, the Company believes that, due to the adjustment in alcohol sales tax in 2001 and the fact that some of the projects financed by the A shares fund raising exercise failed to meet the profit targets, the net profits (prepared in accordance with PRC accounting standards) for year 2001 may be less than 80% of the profit forecast of RMB 170.51 million (approximately equal to HK$160.86 million) which was compiled on the basis of the assumptions made by the directors of the Company and prepared in accordance with PRC GAAP and accounting policies consistent in all material respects with those adopted by the Company as set out in the Prospectus previously disclosed by the Company in January 2001.

Actual results for the year ended 31 December 2001 have yet to be audited. Shareholders of the Company and potential investors are advised to exercise caution in dealing in the shares of the Company.

In January 2001, Tsingtao Brewery Company Limited (the "Company") issued a prospectus on issue of A shares (the "Prospectus"). The Prospectus was published in the PRC newspapers, namely "China Securities" and "Shanghai Securities News" on 20 January 2001. An announcement relating to the publication of the Prospectus was published in Hong Kong on 23 January 2001.

The Prospectus included a profit forecast for the year ended 31 December 2001,which was compiled on the basis of the assumptions made by the directors of the Company and prepared under the basis of the relevant generally accepted accounting principles and regulations applicable to PRC enterprises ("PRC GAAP") and accounting policies consistent in all material respects with those adopted by the Company as set out in the Prospectus and it was stated therein that the Company could achieve a net profits of RMB 170.51 million (approximately equal to HK$160.86 million, based on an exchange rate of approximately HK$1 to RMB1.06) for the financial year ended 31 December 2001. Based on unaudited financial data now available, the Company believes that, due to the adjustment in alcohol sales tax in 2001 and the fact that some of the projects financed by the A shares fund raising exercise failed to meet the profit targets, the net profits (prepared in accordance with PRC accounting standards) for year 2001 may be less than 80% of the profit forecast. Actual results for the year ended 31 December 2001 have yet to be audited. Detailed financial information will be disclosed in the Company's audited 2001 annual report which is expected to be issued in April 2002.

Actual results for the year ended 31 December 2001 have yet to be audited. Shareholders of the Company and potential investors are advised to exercise caution in dealing in the shares of the Company.

The Board of Directors of
Tsingtao Brewery Company Limited

Qingtao, 30 January 2002